January 3, 2024

BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Adams Resources & Energy, Inc.
Registration Statement on Form S-3 filed December 18, 2023 (File No. 333-276105)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, Adams Resources & Energy, Inc. (the “Company”) requests the acceleration of the effectiveness of the Registration Statement on Form S-3 (333-276105) (the “Registration Statement”) for January 5, 2024, at 3 p.m. ET, or as soon as possible thereafter.

If you have any questions regarding the foregoing, please call Eugene W. McDermott Jr. of Locke Lord LLP at 401-276-6471.

Very truly yours,

/s/ Kevin J. Roycraft
Kevin J. Roycraft
Chief Executive Officer

cc:	Eugene W. McDermott Jr.
Locke Lord LLP

PO BOX 844 • HOUSTON, TEXAS 77001 • (713) 881-3600 • FAX (713) 881-3587